Exhibit 99.2

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

MANAGEMENT’S DISCUSSION OF UNAUDITED FINANCIAL STATEMENTS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements included with this report, as well as our audited consolidated financial statements as of, and for the years ended, March 31, 2022 and 2021, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on August 12, 2022, and as amended on Form 20-F/A as filed with the SEC on March 14, 2023 (the “2022 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The information in this report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that we believe may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the 2022 Form 20-F under the section titled “Risk Factors” and in other parts of the 2022 Form 20-F. In this management’s discussion, we refer to Visionary Education Technology Holdings Group Inc. as “we,” “us,” “our,” the “Company” or “VEDU.” The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Overview

We are an education provider located in Canada that offers our high-quality education resources to students around the globe. We aim to provide access to secondary, college undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. We use the technology that we have developed to provide customized teaching methods and to cultivate talented students to meet the challenges that they may face in their careers. We believe that we have assembled a distinguished faculty and experienced management team in North America to provide those resources to enable our students to achieve their career goals. We offer educational programs for secondary school, college, university, and advanced degree students together with services to support them, such as housing and career guidance. As a fully integrated provider of educational programs and services in Canada, we have been serving and will continue to serve both Canadian and international students. Our current businesses are organized into three clusters: Degree-oriented education, vocational education and education services, as described below. The three lines of business are inter-beneficial. We operate Education Services to support our students enrolled in both the degree-oriented and the vocational education programs. Such support includes study visa and immigration visa services, student housing, job placement, and funding.

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Results of Operations

For the Six Months Ended September 30, 2022 and 2021

The following table summarizes the results of our operations during the six months ended September 30, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or (decrease) comparing the period ended September 30, 2022 against the period ended September 30,2021.

	For the Six Months Ended September 30,
	2022		2021
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$1,864,490	100.0%	$3,238,624	100.0%	$(1,374,134)	(42.4)%
Cost of revenues	831,167	44.6%	1,485,564	45.9%	(654,397)	(44.1)%
Gross profit	1,033,323	55.4%	1,753,060	54.1%	(719,737)	(41.1)%
Operating expenses
General and administrative expenses	661,418	35.5%	141,698	4.4%	519,720	366.8%
Professional fees	310,603	16.7%	265,749	8.2%	44,854	16.9%
Salaries and compensations	807,334	43.3%	470,589	14.5%	336,745	71.6%
Total operating expenses	1,779,355	95.4%	878,036	27.1%	901,319	102.7%
(Loss) income from operations	(746,032)	(40.0)%	875,024	27.0%	(1,621,056)	(185.3)%
Other income (expenses)
Interest expense, net	(506,036)	(27.1)%	(416,003)	(12.8)%	(90,033)	21.6%
Government subsidies	84,258	4.5%	440,984	13.6%	(356,726)	(80.9)%
Loss on derivative liabilities	(1,536,419)	(82.4)%	–	–	(1,536,419)	n/a
Other income	28,155	1.5%	–	–	28,155	n/a
Total other income (expenses)	(1,930,042)	(103.5)%	24,981	0.8%	(1,955,023)	(7,826.0)%
(Loss) income before income taxes	(2,676,074)	(143.5)%	900,005	27.8%	(3,576,079)	(397.3)%
Provision for income taxes	(99,169)	5.3%	261,657	8.1%	(162,488)	(62.1)%
Net (loss) income	$(2,775,243)	(148.8)%	$638,348	19.7%	$(3,413,591)	(534.8)%

Revenues.  Revenues decreased by $1.4 million, or 42.4%, to approximately $1.9 million for the six months ended September 30, 2022 from approximately $3.3 million for the same period last year. The decrease in revenue was mainly a result from no revenues from sales of vacant lands during the six months ended September 30, 2022. However, revenue from our rent and education businesses were increased.

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Revenue by Type

	For the Six Months Ended September 30,
	2022		2021
Revenue category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance $	Variance %

Rent revenue	$1,339,546	71.8%	$1,169,842	36.1%	$169,704	14.5%
Tuition revenue	524,944	28.2%	360,124	11.1%	164,820	45.8%
Construction revenue	–	–	6,378	0.2%	(6,378)	(100.0)%
Sales of vacant land	–	–	1,702,280	52.6%	(1,702,280)	(100.0)%
Total	$1,864,490	100.0%	$3,238,624	100.0%	$(1,374,134)	(42.4)%

Rent revenue

Revenue from rent business increased by $0.17 million, or 14.5%, to $1.34 million for the six months ended September 30, 2022 from $1.17 million for the same period last year. The increase in revenue was mainly due to the rent revenue generated from two office buildings in downtown of Markham which were acquired on April 15, 2021, as well as the rent revenue generated from two office buildings located at 95-105 Moatfield Drive, Toronto which were acquired on September 23, 2022.

Tuition revenue

Revenue from tuition income increased by $0.16 million, or 45.8%, to $0.52 million for the six months ended September 30, 2022 from $0.36 million for the same period last year. The increase in revenue was mainly due to the acquisition of Max the Mutt Animation Inc. (“MTM Animation”) which the transaction was successfully closed on February 28, 2022. MTM offers a full-time, four-year college diploma programs in Classical and Computer Animation and Production, Illustration and Storytelling for Sequential Arts, Concept Art for Animation and Video Games. MTM also offers a variety of digital, animation and art workshops and courses outside of the diploma programs as well as an intensive six-week certificate program for students who will be applying to art-based post-secondary programs. For the six months ended September 30, 2022, we had approximately 140 students enrolled in MTM.

Construction revenue

We had no income from our construction business during the six months ended September 30, 2022. For the six months ended September 30, 2021, we had $6,378 revenue from our decoration and construction business.

Sales of vacant lands

We had no vacant land during the six months ended September 30, 2022. We sold six lots of vacant land during the six months ended September 30, 2021 for total of approximately $1.7 million. We sold the last two lots vacant land during the six months ended March 31, 2022.

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Gross profit.

Our gross profit decreased by $0.7 million, or 41.1%, to $1.0 million for the six months ended September 30, 2022, from $1.7 million for the same period last year. Gross profit margin was 55.4% for the six months ended September 30, 2022, as compared with 54.1% for the same period last year. The increase of gross profit margin was primarily attributable to the higher gross profit margin from our education segment, offset by a slightly decreased gross profit margin from our rental business.

Our cost and gross profit by revenue types are as follows:

	For the six months ended September 30, 2022			For the six months ended September 30, 2021
Category	Cost of revenue	Gross profit	Gross profit %	Cost of revenue	Gross profit	Gross profit %	Variance in Cost of revenue	Variance in gross profit	Variance in gross profit %

Rent	$675,438	$664,108	49.6%	$564,596	$605,246	51.7%	$110,842	$58,862	(2.2)%
Tuition	155,729	369,215	70.3%	181,592	178,532	49.6%	(25,863)	190,683	20.8%
Construction	–	–	–	–	6,378	100.0%	–	(6,378)	n/a
Vacant land	–	–	–	739,376	962,904	56.6%	(739,376)	(962,904)	n/a
Total	$831,167	$1,033,323	55.4%	$1,485,564	$1,753,060	54.1%	$(654,397)	$(719,737)	1.3%

Cost of revenue for our rental business increased by $110,842 to $675,438 for the six months ended September 30, 2022 from $564,596 for the same period last year. Gross profit from rental business also increased $58,862 as compared to the same period last year. The increase of gross profit was mainly due to the fact that we had more spaces rented because of the purchase of two office buildings in Downtown Markham on April 15, 2021, as well as the purchase of two office buildings located at 95-105 Moatfield Drive, Toronto on September 23, 2022. The gross profit margin of our rental business slightly decreased from 51.7% to 49.6%, which was caused by higher property management costs.

Cost of revenue for our education segment decreased by $25,863 to $155,729 for the six months ended September 30, 2022 from $181,592 for the same period last year. Gross profit from our education business also increased $190,683 as compared to the same period last year. Accordingly, our gross profit margin increased from 49.6% to 70.3% which was mainly due to higher profit margin on the animation courses provided by MTM Animation, as well as our ability to charge higher fees for our online courses in Toronto ESchool. We believe that the combination of online self-learning with online interactive instructions, as well as on-site education provided by our newly acquired MTM Animation will be our competitive advantage as compared to other similar private education providers.

We did not incur any costs from our decoration and construction business and from the sales of vacant land during the six months ended September 30, 2022. In the same period last year, we had cost of revenue of approximately $0.7 million for the sales of vacant land, which consisted primarily of acquisition costs.

General and administrative expenses

Our general and administrative expenses primarily include office expenses, travel expenses, commission expense, property tax, utilities, insurance expenses, interest penalties and depreciation and amortization expenses. General and administrative expenses increased by $519,720, or 366.8%, to $661,418 for the six months ended September 30, 2022, from $141,698 for the same period last year. The increase was mainly due to the increased property tax, repair and maintenance, utilities, and amortization expenses from the office buildings in downtown Markham and the increased general and administration expenses due to the acquisition of MTM Animation.

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Professional fees

Our professional fees increased by $44,854, or 16.9%, to $310,603 for the six months ended September 30, 2022, from $265,749 for the same period last year. The increase was mainly due to the increased legal fees and accounting fees as we became a public company on May 19, 2022 through initial public offering (“IPO”).

Salaries and compensations

Our salaries and compensations increased by $336,745, or 71.6%, to $807,334 for the six months ended September 30, 2022, from $470,589 for the same period last year. The significant increase was mainly due to the acquisition of MTM Animation on February 28, 2022. In addition, we expanded our management team and raised compensation to attract and build up an experienced senior management and professional employee team.

Interest expense, net

Our interest expense increased by $90,033, or 21.6%, to $506,036 for the six months ended September 30, 2022, from $416,003 for the same period last year. The significant increase was mainly due to a higher bank loan balance as the result of acquiring office buildings in Markham and Toronto. Our outstanding bank loan balance was approximately $60.5 million and $18.7 million as of September 30, 2022 and 2021, respectively. We also obtained a net proceed of $1,350,000 by issuing a senior secured convertible note on September 19, 2022. The convertible note has a principal amount of $1.5 million and bears interest at the greater of the sum of the prime rate plus four and a half percent (4.5%) per annum and nine percent (9%) per annum. The note matures on September 19, 2023.

Loss on derivative liabilities

On September 19, 2022, the Company entered into an Amended and Restated Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”). The Note issued on September 19, 2022 is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of $4.00, and the greater of $0.22 floor price (or such floor price then in effect) (the “Floor Price”) and 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice.

In connection with this Note, a Series A Warrant and a Series B Warrant are also issued to allow the Note Purchaser to purchase additional common shares of the Company. The Series A Warrant grants the Purchaser the right to purchase 1,279,357 common shares at an exercise price of $4.00 per share until September 19, 2032. The Series B Warrant grants the Purchaser the right, from March 19, 2023 until September 19, 2032, to purchase 1,944,445 common shares at an exercise price equal to lower of (i) $3.60 and (ii) the greater of (x) the Floor Price (as defined in the Note) and (y) 75% of the lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading day period preceding the delivery of the exercise notice.

The Company determined that the conversion feature of this Note and the Series A and B Warrants shall be classified as derivative liabilities. Company engaged an independent valuation firm to perform the valuation. These financial instruments are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Company’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of these financial instruments include the probability to convert, variability of conversion price, volatility due to future stock price and exchange rate, and expected timing of conversion, etc. As a result, the Company recorded a total loss of approximately $1.5 million upon the valuation of these derivative liabilities.

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Government subsidies

During the six months ended September 30 2022, we received $84,258 from Canada Emergency Wage Subsidy program. During the six months ended September 30 2021, we recognized government subsidy of total $440,984 from Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy program.

Loss before income taxes

Our loss before income taxes was approximately $2.7 million for the six months ended September 30, 2022, a decrease of approximately $3.6 million from income of approximately $0.9 million for the same period last year. The decrease was primarily attributable to decreased sales and gross profit, the increased operating expenses as discussed above, as well as the loss of $1.5 million as of the result of issuing the convertible note and warrants on September 19, 2022.

Provision for income taxes

Our provision for income taxes was $99,169 and $261,657 for the six months ended September 30, 2022 and 2021, respectively.

Net loss

Our loss was approximately $2.8 million for the six months ended September 30, 2022, a decrease of approximately $3.4 million from income of approximately $0.6 million for the same period last year. The decrease was primarily attributable to decreased sales and gross profit, the increased operating expenses as discussed above, as well as the loss of $1.5 million as of the result of issuing the convertible note on September 19, 2022

Cash Flows

For the Six Months Ended September 30, 2022 and 2021

The following table sets forth summary of our cash flows for the periods indicated:

	For the Six Months Ended September 30,
	2022	2021
Net cash (used in) provided by operating activities	$(390,479)	$1,784,309
Net cash used in investing activities	(65,956,286)	(16,271,972)
Net cash provided by financing activities	66,412,182	13,559,187
Effect of exchange rate change on cash	(14,409)	4,716
Net increase (decrease) in cash	51,008	(923,760)
Cash and restricted cash, beginning of period	809,689	1,190,616
Cash and restricted cash, end of period	$860,697	$266,856

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Operating Activities

Net cash used by operating activities was approximately $0.4 million for the six months ended September 30, 2022, compared to cash provided by operating activities of approximately $1.8 million for the same period last year. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

•	We had a net loss of approximately $2.8 million for the six months ended September 30, 2022. Our net income was approximately $0.6 million for the six months ended September 30, 2021.

•	Other tax payable decreased by approximately $0.9 million for the six months ended September 30, 2022, as compared to an increase of approximately $0.3 million for the same period last year. The decrease was mainly due to we paid the outstanding balance of HST to the Canada Revenue Agency.

Investing Activities

Net cash used in investing activities was approximately $66.0 million for the six months ended September 30, 2022, compared to the net cash used in investing activities of $16.3 million for the same period last year. The increase in net cash used in investing activities was primarily attributable to the purchase of two office buildings located on 95-105 Moatfield Drive, Toronto.

Financing Activities

Net cash provided by financing activities was approximately $66.4 million for the six months ended September 30, 2022, compared to net cash provided by financing activities of $13.6 million for the same period last year. The increase of net cash provided by financing activities was primarily provided by:

-	On May 19, 2022, we closed IPO of 4,250,000 Common Shares at a public offering price of $4.00 per share for gross proceeds of $17.0 million. The total net proceeds from the IPO, after deducting discounts, expense allowance, and expenses, were approximately $14.3 million.

-	In connection with the purchase of two office buildings at Moatfield Drive, Toronto at the cost of $67.9 million (C$93.7 million) on September 23, 2022, one of our subsidiaries, 13995291 Canada obtained a bank loan of $43.5 million (C$60 million) from Bank of China. The loan has two-years terms with a flexible interest rate of prime +1% per annum, with equal monthly instalments of blended principal and interest over an amortization period of 25 years.

-	Advances of approximately $4.4 million from Ms. Fan Zhou, our founder, majority shareholder and CEO, for the acquisition of two office buildings located on 95-105 Moatfield Drive, Toronto.

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Recent Updates

Election of Officers

In conjunction with the Company’s long-term vision, it disclosed a series of management changes on November 29, 2022 and December 14, 2022 in a Form 6-K filed with the U.S. Securities and Exchange Commission. The Board elected Mr. Marc Kealey as Chairman and a member of the Board, and elected Mr. William Chai as a member of the Board, a member and Chairman of the Audit Committee, a member of the Nominating and Corporate Governance Committee, and a member of the Compensation Committee of the Board. Ms. Fan Zhou, was appointed as Chief Executive Officer. Ms. Zhou is our founder, majority shareholder, a member of the Board, Executive Director. Mr. John Kuhn was appointed as Chief Operating Officer and Executive Vice President. The Company believes that these new appointments of executive roles is in the best interests of the Company and shareholders, and inline with corporate governance best practices, as it will enable Visionary to better leverage the respective operational and business expertise of each executive.

Nasdaq Letter

On November 2, 2022, we received a letter from the Listing Qualifications Staff (the “Staff’) of the Nasdaq Stock Market LLC (“Nasdaq”), which stated that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires an issuer to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Rule”). In accordance with the Nasdaq Listing Rules, the Company was provided with a 180-day grace period to regain compliance with the Minimum Bid Price Rule, through May 1, 2023. The notice has no immediate impact on the listing or trading of our securities on Nasdaq. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding common shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Building Olympic University in Canada

On March 13, 2023, the Company signed a formal agreement with Asian Olympic Foundation and Beijing Association for the Promotion of Olympics Related Culture, to jointly establish the Olympic University of Canada. In order to elevate a global view of the Olympic Culture, help Canada’s development of national education, and train sport talents, champions and management team members for the Olympic Games, the Company is dedicated to promoting the Olympic spirit and the game. This Agreement is specific to building an Olympic University, the world's second of its kind, in Toronto, Canada and 5 Olympic International Schools.

The Olympic University and Olympic International High School program has been formally submitted to the International Olympic Committee (IOC). It is expected to receive approvals from the IOC, first for establishing the Olympic International High School, on April 2023, and followed with the approval of Olympic University on July 2023. The Company plans to establish the headquarter of the Olympic University on its property at 95 and 105 Moatfield Drive, Toronto, Ontario. The twin buildings and the campus are already under the Company’s ownership. Olympic International High School plans to enroll the first class of students in September 2023. Olympic University Canada plans to enroll the first batch of students in March 2024.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, ON, Canada, is a private education provider that offers high-quality education and industrial resources to students around the world. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada. Through technological innovations, that fulfill industrial standards, more people can learn, grow and succeed, to release their full career potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving, and will continue to serve, both Canadian and international students and contribute to the industry. For more information, visit the Company’s website at https://ir.visiongroupca.com/.

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Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca

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